DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N/A

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

420,456

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

420,456
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
420,456

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.92%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________



The following constitutes Amendment # 2 to the 13d filed on 05/31/2007 by the reporting person. This amendment # 2 amends the schedule 13d as specifically set forth.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCSR dated October 31, 2007 there were 8,550,144 shares of ETF outstanding. The percentage set forth in item 5a-b was derived using such number.

  a)-b) Mr. Goldstein is deemed to be the beneficial owner of 420,456 shares of ETF or 4.92% of the outstanding shares. Shares are held jointly by Mr. Goldstein and his wife or in client accounts managed by Mr. Goldstein. Power to dispose and vote shares lies with Mr. Goldstein.


  c) During the past 60 days the following shares of ETF were traded (unless previously reported on Form 4):


02/25/2008	SOLD		3000	 $   23.70
02/26/2008	SOLD		6000	 $   24.08


  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

Dated: 3/03/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein